Filed by IBERIABANK Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: IBERIABANK Corporation

SEC File No.: 001-37532

CONFIDENTIAL	11.04.19

IBERIABANK Employee Letter

Dear Associates,

I want to share some exciting news regarding the future of our company. Today we are pleased to announce the merger of IBERIABANK and First Horizon to create a leading regional financial services company in the Southeast. At $75 billion in assets, this merger of equals will create one of the largest banks in the South and one of the top 25 banks in the U.S. in assets.

Headquartered in Memphis, Tennessee, First Horizon is a financial services company with $40 billion in assets, about 5,500 employees and 300 branches. As we have gotten to know First Horizon, it has become clear that our mission, vision and cultures are aligned. Our business models, credit culture, and risk appetite are consistent, and we both have more than a century of financial success, extraordinary client focus and a positive reputation as a strong leader and investor in our communities.

As a result of this merger, we will have a stronger competitive position in high-growth, demographically attractive southern markets and be positioned to continue to deliver the superior client service our clients expect. Together, with greater scale, we will be uniquely positioned to capitalize on market opportunities and increase our client base through strategic investment in advanced technologies and expanded product offerings.

Importantly, this transaction is about growth and will further strengthen our combined organization, creating exciting new career opportunities for associates of both companies. We are all very proud of our heritage and we’ve stayed true to our mission of creating a great place to work for our people, being the bank of choice for our clients, and taking care of our communities. Our values will remain the same and while the new company will be headquartered in Memphis, we will maintain a significant operating presence in all of the markets in which both companies operate today. Additionally, New Orleans will be headquarters to regional banking in the combined company.

The merger is expected to close in the second quarter of 2020. Until then, it is important to remember that IBERIABANK and First Horizon will continue to operate as separate independent companies. Simply stated, it is business as usual and teamwork remains paramount.

While there are many details still to be worked out, we are committed to keeping you informed as we move through this process. In the meantime, I have attached to this email the press release, infographic and answers to questions you may have or face regarding this announcement. Additionally, the presentation related to the announcement can be found on our website. Finally, more details will be provided on an all-employee call, which will be held at 8:00am CT and can be accessed by dialing (1-877) 879-1183 and entering the access code 4259842. There will also be a replay of the call available until midnight central on November 11, 2019, by dialing (1-877) 344-7529 and access code 10136748.

Should you receive any inquiries from media or other outside parties, please direct them to Beth Ardoin, Senior Executive Vice President, Director of Communications at bardoin@iberiabank.com or (337) 278-6868.

On behalf of the organization, I want to thank you for your tireless energy and commitment to IBERIABANK. This is an exciting time for our company, and I hope you are as enthusiastic about the future as we are.

Sincerely,

Daryl

CONFIDENTIAL	11.04.19

Forward-Looking Statements

This communication contains certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended, (the “Exchange Act”) with respect to IBKC’s and First Horizon’s beliefs, plans, goals, expectations, and estimates. Forward-looking statements are not a representation of historical information, but instead pertain to future operations, strategies, financial results or other developments. The words “believe,” “expect,” “anticipate,” “intend,” “estimate,” “should,” “is likely,” “will,” “going forward” and other expressions that indicate future events and trends identify forward-looking statements.

Forward-looking statements are necessarily based upon estimates and assumptions that are inherently subject to significant business, operational, economic and competitive uncertainties and contingencies, many of which are beyond the control of IBKC and First Horizon, and many of which, with respect to future business decisions and actions, are subject to change and which could cause actual results to differ materially from those contemplated or implied by forward-looking statements or historical performance. Examples of uncertainties and contingencies include factors previously disclosed in IBKC’s and First Horizon’s respective reports filed with the U.S. Securities and Exchange Commission (the “SEC”), as well as the following factors, among others: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between IBKC and First Horizon; the outcome of any legal proceedings that may be instituted against IBKC or First Horizon; the possibility that the proposed transaction will not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all, or are obtained subject to conditions that are not anticipated; the risk that any announcements relating to the proposed combination could have adverse effects on the market price of the common stock of either or both parties to the combination; the possibility that the anticipated benefits of the transaction will not be realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where IBKC and First Horizon do business; certain restrictions during the pendency of the merger that may impact the parties’ ability to pursue certain business opportunities or strategic transactions; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; IBKC and First Horizon success in executing their respective business plans and strategies and managing the risks involved in the foregoing; the dilution caused by First Horizon’s issuance of additional shares of its capital stock in connection with the proposed transaction; and other factors that may affect future results of IBKC and First Horizon.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. Additional factors that could cause results to differ materially from those contemplated by forward-looking statements can be found in IBKC’s Annual Report on Form 10-K for the year ended December 31, 2018, and in its subsequent Quarterly Reports on Form 10-Q filed with the SEC and available in the “Investor Relations” section of IBKC’s website, http://www.iberiabank.com, under the heading “Financials & Filings” and in other documents IBKC files with the SEC, and in First Horizon’s Annual Report on Form 10-K for the year ended December 31, 2018, and in its subsequent Quarterly Reports on Form 10-Q filed with the SEC and available in the “Investor Relations” section of First Horizon’s website, http://www.firsthorizon.com, under the heading “SEC Filings” and in other documents First Horizon files with the SEC.

Important Other Information

In connection with the proposed transaction, First Horizon will file with the SEC a registration statement on Form S-4 to register the shares of First Horizon’s capital stock to be issued in connection with the proposed transaction. The registration statement will include a joint proxy statement of IBKC and First Horizon which will be sent to the shareholders of IBKC and First Horizon seeking their approval of the proposed transaction.

CONFIDENTIAL	11.04.19

This communication does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval. INVESTORS AND SHAREHOLDERS OF IBKC AND FIRST HORIZON ARE URGED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT ON FORM S-4, THE JOINT PROXY STATEMENT/PROSPECTUS TO BE INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT IBKC, FIRST HORIZON AND THE PROPOSED TRANSACTION.

Investors and shareholders will be able to obtain a free copy of the registration statement, including the joint proxy statement/prospectus, as well as other relevant documents filed with the SEC containing information about IBKC and First Horizon, without charge, at the SEC’s website (http://www.sec.gov). Copies of the registration statement, including the joint proxy statement/prospectus, and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Jefferson G. Parker, IBKC, 200 West Congress Street, Lafayette, LA 70501, telephone (504) 310-7314, or Clyde A. Billings Jr., First Horizon, 165 Madison, Memphis, TN 38103, telephone (901) 523-5679.

Participants in the Solicitation

IBKC, First Horizon and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction under the rules of the SEC. Information regarding IBKC’s directors and executive officers is available in its definitive proxy statement, which was filed with SEC on March 28, 2019, and certain of its Current Reports on Form 8-K. Information regarding First Horizon’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on March 11, 2019, and certain of its Current Reports on Form 8-K. Other information regarding the participants in the solicitation of proxies in respect of the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC. Free copies of these documents, when available, may be obtained as described in the preceding paragraph.